

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-Mail
David Karp
Chief Financial Officer
CounterPath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

> **Re: CounterPath Corporation**
> **Registration Statement on Form S-3**
> **Filed September 17, 2012**
> **File No. 333-183940**

Dear Mr. Karp:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2012.

General

1.   We note that your response to prior comment 1 does not adequately rebut the presumption that Covington Capital Corporation, the second largest shareholder of the company, is a control person of CounterPath Corporation such that it is not an affiliate. In this regard, we note that the example you cite in the Wheat Report is not analogous given that there is no shareholder group holding more than a majority of the shares of the company. Further, the facts that you present to suggest that two other shareholders, who are directors and together hold 26.1% of the common shares, have control cannot be distinguished from the situation of Covington who also has board representation and holds 15.7% of the common stock. The fact that the two other shareholders on a combined basis hold a slightly larger percentage of the common stock and hold two seats on the board of directors, rather than one, fails to rebut the presumption of control associated with your significant beneficial ownership of the company. It is also unclear why you believe that Covington cannot have control "if another group has the control of the company."

We further note that Covington has historically filed its change of beneficial ownership on Schedule 13D which is required for shareholders who acquire securities with the "purpose or effect of changing or influencing the control" of a company. Covington states in the Schedule 13D/A filed July 5, 2012 that Covington "intend[s] to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, [Covington] may acquire additional securities of the Issuer as they deem appropriate." It appears that Covington is further engaged with the company through its board representative who attended and participated in at least 75% of the meetings of the Board and the Audit Committee on which he served, according to your proxy statement. These facts are inconsistent with your statement in your response letter dated October 22, 2012 that "Covington has paid, and/or pays, no attention to the management of the Company…"

Finally, according to your response to prior comment 2, it appears that the company has historically deemed Covington as an affiliate for purposes of calculating the public float, even after the analysis you represented you undertook in June 2011 to consider the question of whether or not Covington was an affiliate. Accordingly, please amend your filing to register the shares pursuant to General Instruction I.B.6 of Form S-3 and provide the requisite disclosure. Alternatively, withdraw the filing and register the transaction on the appropriate registration statement form.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3453 with any questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via Email
        Virgil Z. Hlus
        Clark Wilson LLP